Filed Pursuant to Rule 424(b)(5)

Registration No. 333-125682

PROSPECTUS

4,600,000 Shares

of

Chesapeake Energy Corporation

5.00% Cumulative Convertible Preferred Stock (Series 2005)

(Liquidation Preference $100 per share)

and

Common Stock

(Par Value $.01 per share)

This prospectus relates to the offering for resale of Chesapeake Energy Corporation’s 5.00% Cumulative Convertible Preferred Stock (Series 2005) (liquidation preference $100 per share) and the shares of our common stock issuable upon conversion of the preferred stock. In this prospectus, the terms “Chesapeake”, “we”, or “us” will each refer to Chesapeake Energy Corporation and its subsidiaries. The preferred stock was offered to qualified institutional buyers in reliance on Rule 144A and to certain persons in offshore transactions in reliance on Regulation S, in transactions exempt from, or not subject to, the registration requirements of the Securities Act, through the initial purchasers, Credit Suisse First Boston LLC, Banc of America Securities LLC, Bear, Stearns & Co. Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Raymond James & Associates, Inc., RBC Capital Markets Corporation, UBS Securities LLC, Howard Weil Incorporated, Johnson Rice & Company L.L.C., Pritchard Capital Partners, LLC, Simmons & Company International and Sterne, Agee & Leach, Inc. This prospectus will be used by selling securityholders to resell their shares of our preferred stock and shares of our common stock issuable upon conversion of their preferred stock. We will not receive any proceeds from sales by the selling securityholders.

We are an Oklahoma corporation. Our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

Convertibility of the Preferred Stock:

Holders may convert their preferred stock at any time into approximately 3.8811 shares of common stock of Chesapeake per share of preferred stock, based on an initial conversion price of $25.766. The conversion price may be adjusted upon the occurrence of certain events. The common stock currently trades on the New York Stock Exchange under the symbol “CHK.” The closing price of the common stock on the New York Stock Exchange was $23.04 per share on June 24, 2005.

Mandatory Conversion of the Preferred Stock at Our Option:

On or after April 15, 2010, we may, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock that are issuable at the then prevailing conversion price. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such period), the closing price of our common stock exceeds 130% of the then prevailing conversion price of the preferred stock.

In addition, if there are less than 250,000 shares of preferred stock outstanding, we may, on or after April 15, 2010, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock equal to the liquidation preference divided by the lesser of the then prevailing conversion price or the average closing price of the common stock for the five trading day period ending on the second day immediately preceding the date fixed for conversion.

Investing in our preferred or common stock involves risks. Please read carefully the section entitled “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

June 27, 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

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PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus and the documents to which we have referred you before making an investment decision. You should carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information which involves risks and uncertainties. See “Forward-Looking Statements.”

Chesapeake

We are the third largest independent producer of natural gas in the U.S. and own interests in approximately 20,700 producing oil and gas wells. Our internally-estimated proved oil and natural gas reserves as of March 31, 2005 were approximately 5.4 tcfe. At March 31, 2005, approximately 90% of our proved reserves (by volume) were natural gas, and approximately 67% of our proved oil and natural gas reserves were located in our primary operating area—the Mid-Continent region of the United States, which includes Oklahoma, western Arkansas, southwestern Kansas and the Texas Panhandle. In addition, we are building significant secondary operating areas in the South Texas and Texas Gulf Coast regions, the Permian Basin of western Texas and eastern New Mexico and in the Barnett Shale and Ark-La-Tex areas of central and eastern Texas and northern Louisiana.

From January 1, 1998 through March 31, 2005, we have been one of the most active consolidators of onshore U.S. natural gas assets, having purchased approximately 4.1 tcfe of proved reserves at a total cost of approximately $4.9 billion (excluding amounts paid for unproved leasehold and $677 million of deferred taxes in connection with certain corporate acquisitions).

During the first quarter of 2005, we were especially active in the acquisitions market. Acquisition expenditures totaled $385.0 million in this period (excluding amounts paid for unproved leasehold and $119 million of deferred taxes in connection with certain corporate acquisitions). Through these acquisitions, we acquired an internally estimated 304 bcfe of proved oil and natural gas reserves at a cost of $1.26 per mcfe (excluding $0.39 per mcfe of deferred taxes in connection with certain corporate acquisitions).

During the first quarter of 2005, we led the nation in drilling activity with an average utilization of 69 operated rigs and 64 non-operated rigs. Through this drilling activity, we drilled 189 (143 net) operated wells and participated in another 209 (26 net) wells operated by other companies and we added approximately 333 bcfe of proved oil and natural gas reserves. Our success rate was 98% for operated wells and 97% for non-operated wells. As of March 31, 2005, our proved developed reserves were 63% of our total proved reserves. In the first quarter of 2005, we invested $66 million in leasehold (exclusive of leases acquired through acquisitions) and 3-D seismic data.

Our principal executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number at that location is (405) 848-8000.

The Offering

On April 19, 2005, we sold 4,000,000 shares of the preferred stock to the initial purchasers. On April 25, 2005, we sold an additional 600,000 shares of the preferred stock to the initial purchasers following the exercise of the initial purchasers’ over-allotment option. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, for the benefit of the holders of the preferred stock, to file a shelf registration statement with the SEC by August 17, 2005 with respect to resales of the preferred stock and common stock issued upon the conversion thereof. We also agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act by December 15, 2005 and to keep the shelf registration statement effective until April 19, 2007 or such earlier date as of which the preferred stock and common stock issued upon the conversion thereof have been sold pursuant to the shelf registration statement.

Securities Offered	4,600,000 shares of 5.00% Cumulative Convertible Preferred Stock (series 2005).

Dividends

Cumulative annual dividends of $5.00 per share payable quarterly in cash on each January 15, April 15, July 15 and October 15, commencing July 15, 2005, when, as and if declared by the board of directors. Dividends will be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the preferred stock will accumulate and be cumulative from the date of issuance thereof and may be paid in cash or, where transferable by the recipient thereof, in common stock. Accumulated dividends on the preferred stock will not bear interest. Dividends may not be paid in cash under certain circumstances. See “Description of Preferred Stock—Dividends.”

Liquidation Preference	$100 per share, plus accumulated and unpaid dividends.

Ranking	The preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•	senior to all of our common stock and to all of our other capital stock issued in the future unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the preferred stock;

•	on a parity with our existing 6.00% Cumulative Convertible Preferred Stock, our existing 5.00% Cumulative Convertible Preferred Stock (Series 2003), our existing 4.125% Cumulative Convertible Preferred Stock and with any of our capital stock issued in the future, the terms of which expressly provide that it will rank on a parity with the preferred stock; and

•	junior to all of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the preferred stock.

We currently have 102,610 shares of 6.00% Cumulative Convertible Preferred Stock issued and outstanding with an aggregate liquidation preference of $5.1 million, 1,725,000 shares of 5.00% Cumulative Convertible Preferred Stock (Series 2003) issued and outstanding with an aggregate liquidation preference of $172.5 million and 313,250 shares of 4.125% Cumulative Convertible Preferred Stock issued and outstanding with an aggregate liquidation preference of $313.3 million.

Redemption	Shares of the preferred stock are not redeemable by us.

Conversion Rights

Each share of the preferred stock may be converted at any time, at the option of the holder, into approximately 3.8811 shares of our common stock (which is calculated using an initial conversion price of $25.766 per share of common stock) plus cash in lieu of fractional shares, subject to adjustment based on the conversion price. The conversion price is subject to adjustment upon the occurrence of certain events.

Mandatory Conversion

On or after April 15, 2010, we may, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock that are issuable at the then prevailing conversion price. We may exercise our conversion right if, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such period), the closing price of our common stock exceeds 130% of the then prevailing conversion price of the preferred stock. See “Description of Preferred Stock—Mandatory Conversion.”

Make-Whole Premium upon a Fundamental Change

If a fundamental change occurs we may be required to pay a make-whole premium on the preferred stock converted in connection with the fundamental change. The make-whole premium will be payable in shares of our common stock or the consideration into which our common stock has been converted or exchanged in connection with the fundamental change.

The amount of the make-whole premium, if any, will be based on the stock price and the effective date of the fundamental change. A description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various stock prices and effective dates is set forth under “Description of Preferred Stock—Determination of the Make-Whole Premium.”

Voting Rights

Except as required by Oklahoma law and our certificate of incorporation, which includes the certificate of designation for the preferred stock, the holders of preferred stock will have no voting rights unless dividends payable on the preferred stock are in arrears for six or more quarterly periods. In that event, the holders of the preferred stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights (including the existing preferred stock), will be entitled at the next regular or special meeting of our stockholders to elect two additional directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full. The affirmative consent of holders of at least 66 2/3% of the outstanding preferred stock will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the preferred stock.

Tax Consequences

The U.S. Federal income tax consequences of purchasing, owning and disposing of the preferred stock and any common stock received upon its conversion are described in “U.S. Federal Income Tax Considerations.” Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of the preferred stock and any common stock received upon its conversion in light of their personal investment circumstances, including consequences resulting from the possibility that actual or constructive distributions on the preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. Federal income tax purposes, in which case they would not be treated as dividends for U.S. Federal income tax purposes.

Common Stock	Our common stock is listed for trading on the NYSE under the symbol “CHK.”

Risk Factors

An investment in the preferred stock involves certain risks that a potential investor should carefully evaluate prior to making an investment in the preferred stock. See “Risk Factors.”

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company, our preferred stock and our common stock should be considered carefully before making an investment decision.

Risks Relating to Our Business

Oil and gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for oil and gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices would not only reduce revenue, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Because approximately 90% of our reserves at March 31, 2005 are natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness may limit our financial flexibility.

As of March 31, 2005, we had long term indebtedness of approximately $3.7 billion, with $724 million drawn under our revolving bank credit facility. Our long-term indebtedness represented 54% of our total book capitalization at March 31, 2005. We issued $600 million in aggregate principal amount of our 6.625% Senior Notes due 2016 in April 2005. We issued $600 million in aggregate principal amount of our 6.25% Senior Notes due 2018 in June 2005, and intend to use the net proceeds from such offering to fund our recent tender offers for all of our outstanding 8.125% Senior Notes due 2011 and 9.00% Senior Notes due 2012. As of June 24, 2005, we had approximately $648 million drawn under our revolving bank credit facility.

Our level of indebtedness affects our operations in several ways, including the following:

•	a portion of our cash flows from operating activities must be used to service our indebtedness and is not available for other purposes;

•	we may be at a competitive disadvantage as compared to similar companies that have less debt;

•	the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants;

•	changes in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate and fees we pay on our revolving bank credit facility; and

•	we may be more vulnerable to general adverse economic and industry conditions.

We may incur additional debt, including significant secured indebtedness, in order to make future acquisitions or to develop our properties. A higher level of indebtedness increases the risk that we may default on our existing debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

In addition, our bank borrowing base is subject to periodic redetermination. A lowering of our borrowing base could require us to repay indebtedness in excess of the borrowing base, or we might need to further secure the lenders with additional collateral.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. We face intense competition from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our bank credit facility and debt and equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 34% of our total estimated proved reserves (by volume) at December 31, 2004 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates reflect that our production rate on producing properties will decline approximately 26% from the beginning until the end of 2005. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus and the documents incorporated by reference herein contain estimates of our proved reserves and the estimated future net revenues from our proved reserves and estimates relating to pending acquisitions. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2004, approximately 34% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves, including $1.0 billion in 2005. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

You should not assume that the present values referred to in this prospectus and the documents incorporated by reference herein represent the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2004 present value is based on weighted average oil and gas wellhead prices of $39.91 per barrel of oil and $5.65 per mcf of natural gas. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by oil and gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the costs for the development and production of oil and gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our recent growth is due in part to acquisitions of exploration and production companies, producing properties and undeveloped leasehold. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. It is our current intention to continue focusing on acquiring properties with development and exploration potential located in the Mid-Continent, the South Texas and Texas Gulf Coast regions, the Permian Basin of western Texas and eastern New Mexico and in the Barnett Shale and the Ark-La-Tex areas of central and eastern Texas and northern Louisiana. To the extent that we acquire properties substantially different from the properties in our primary operating regions or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions.

Reserve estimates of properties acquired in 2005 have not been prepared by independent petroleum engineers. Our internal estimates may not be as reliable as estimates of those reserves by independent engineers.

Our estimates of proved reserves attributed to our 2005 acquisitions have not been reviewed or reported on by independent petroleum engineers. These estimates were prepared by our own engineers and professionals using criteria otherwise in compliance with SEC rules. Furthermore, our internal reserve estimates for these acquisitions are based upon data available to us which may not be as complete as data available on our other properties. Oil and gas pricing can affect estimates of quantities of proved reserves due to the impact of pricing on ultimate economic recovery. Estimates prepared by independent engineers might be different than our internal estimates.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements; and

•	the high cost, or shortages or delays in the availability of drilling rigs and equipment.

Future price declines may result in a write-down of our asset carrying values.

We utilize the full cost method of accounting for costs related to our oil and gas properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and gas reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter using the prices for oil and gas at that date, adjusted for the impact of derivatives accounted for as cash flow hedges. A significant decline in oil and gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future writedown of capitalized costs and a non-cash charge against future earnings. Our aggregate present value of future net revenues plus the value of the unproved properties would equal the recorded net book value of our oil and gas properties at December 31, 2004, assuming an index price of approximately $3.90 per mcf for gas and assuming the price of oil remains constant at $43.39 per barrel for oil. If index prices were to fall below these levels, we could experience a write-down of the book value of our oil and gas assets.

Our hedging activities may reduce the realized prices received for our oil and gas sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our oil and gas, we enter into oil and gas price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce oil and gas revenues in the future. The fair value of our oil and gas derivative instruments outstanding as of March 31, 2005 was a liability of approximately $283.4 million. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our contracts fail to perform under the contracts.

Some of our commodity price and interest rate risk management arrangements require us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations exceed certain levels. As of March 31, 2005, we were required to post a total of $55 million of collateral with our counterparties through letters of credit issued under our bank credit facility with respect to commodity price and financial risk management transactions. As of June 24, 2005, we were required to post $52 million of collateral with our counterparties through letters of credit. Future collateral requirements are uncertain and will depend on arrangements with our counterparties and highly volatile natural gas and oil prices.

Lower oil and gas prices could negatively impact our ability to borrow.

Our revolving bank credit facility limits our borrowings to $1.25 billion, based on our borrowing base. The borrowing base is determined periodically at the discretion of a majority of the banks and is based in part on oil and gas prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved oil and gas reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in all of our indentures) to our adjusted consolidated interest expense over a trailing twelve-month period. As of the date of this prospectus, we are permitted to incur significant additional indebtedness under both of these debt incurrence tests. Lower oil and gas prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

Oil and gas drilling and producing operations can be hazardous and may expose us to environmental liabilities.

Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties; and

•	suspension of operations.

Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We maintain insurance against some, but not all, of the risks described above. Our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to continue to obtain insurance at premium levels that justify its purchase.

Risks Relating to Our Preferred Stock

We may not be able to pay cash dividends on the preferred stock.

Our existing indentures limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock. Specifically, under our existing indentures, we may pay cash dividends and make other distributions on or in respect of our capital stock, including the preferred stock, only if certain financial tests are met. In addition, the terms of the preferred stock prohibit us from paying dividends in cash unless we are in compliance with certain fixed charge coverage ratios. In the event that any of our indentures or other financing agreements in the future restrict our ability to pay cash dividends on the preferred stock, we will be unable to pay cash dividends on the preferred stock unless we can refinance amounts outstanding under those agreements.

Under Oklahoma law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on the preferred stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on the preferred stock, we may not have sufficient cash to pay dividends on the preferred stock.

We cannot assure that we will be able to keep effective the registration statement required to permit us to pay dividends on the preferred stock in shares of our common stock.

We may pay dividends on the preferred stock by delivering common stock to holders of the preferred stock. We may pay dividends in this manner, however, only if the common stock issued as a dividend is fully transferable by the recipient without further action on its behalf, or if there is an effective registration statement permitting the sale of the common stock in the public market. We cannot assure you that we will be able to keep this registration statement effective.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

For purposes of determining the ratio of earnings to fixed charges and preferred dividends, earnings are defined as net income before income taxes, cumulative effect of accounting change, pretax gain or loss of equity investees, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and amortization of debt expenses and discount or premium relating to any indebtedness. Preferred dividends consist of preferred stock dividends “grossed up” to reflect the pre-tax amount.

	Year Ended December 31,										Three Months Ended March 31, 2005
	2000		2001		2002		2003		2004
Ratio of earnings to fixed charges and preferred dividends	2.8	x	4.2	x	1.3	x	3.3	x	3.7	x	3.4	x

USE OF PROCEEDS

We will not receive any proceeds from the sale of the preferred stock or the common stock contemplated by this prospectus. Please read “Selling Securityholders” for a list of the persons receiving proceeds from the sale of the preferred stock or the underlying common stock.

BUSINESS

We are the third largest independent producer of natural gas in the U.S. and own interests in approximately 20,700 producing oil and gas wells. Our internally-estimated proved oil and natural gas reserves as of March 31, 2005 were approximately 5.4 tcfe. At March 31, 2005, approximately 90% of our proved reserves (by volume) were natural gas, and approximately 67% of our proved oil and natural gas reserves were located in our primary operating area—the Mid-Continent region of the United States, which includes Oklahoma, western Arkansas, southwestern Kansas and the Texas Panhandle. In addition, we are building significant secondary operating areas in the South Texas and Texas Gulf Coast regions, the Permian Basin of western Texas and eastern New Mexico and in the Barnett Shale and Ark-La-Tex areas of central and eastern Texas and northern Louisiana.

From January 1, 1998 through March 31, 2005, we have been one of the most active consolidators of onshore U.S. natural gas assets, having purchased approximately 4.1 tcfe of proved reserves at a total cost of approximately $4.9 billion (excluding amounts paid for unproved leasehold and $677 million of deferred taxes in connection with certain corporate acquisitions).

During the first quarter of 2005, we were especially active in the acquisitions market. Acquisition expenditures totaled $385.0 million in this period (excluding amounts paid for unproved leasehold and $119 million of deferred taxes in connection with certain corporate acquisitions). Through these acquisitions, we acquired an internally estimated 304 bcfe of proved oil and natural gas reserves at a cost of $1.26 per mcfe (excluding $0.39 per mcfe of deferred taxes in connection with certain corporate acquisitions).

During the first quarter of 2005, we led the nation in drilling activity with an average utilization of 69 operated rigs and 64 non-operated rigs. Through this drilling activity, we drilled 189 (143 net) operated wells and participated in another 209 (26 net) wells operated by other companies and we added approximately 333 bcfe of proved oil and natural gas reserves. Our success rate was 98% for operated wells and 97% for non-operated wells. As of March 31, 2005, our proved developed reserves were 63% of our total proved reserves. In the first quarter of 2005, we invested $66 million in leasehold (exclusive of leases acquired through acquisitions) and 3-D seismic data.

Additional information concerning our company is included in our reports and other documents incorporated by reference in this prospectus. Please read “Where You Can Find More Information.”

DESCRIPTION OF THE PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designation for our 5.00% Cumulative Convertible Preferred Stock (Series 2005) (which we will refer to as the “Convertible Preferred Stock”). A copy of the certificate of designation and the form of Convertible Preferred Stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary of the terms of Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms the “Company,” “us”, “we” or “our” refer to Chesapeake Energy Corporation and not any of its subsidiaries.

General

Under our certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 20,000,000 shares of preferred stock, par value $.01 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. We have 12,759,140 shares of authorized preferred stock that are undesignated. We have 102,610 shares of preferred stock that are designated as 6.00% Cumulative Convertible Preferred Stock, all of which are currently outstanding, 1,725,000 shares of preferred stock that are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003), all of which are currently outstanding, 313,250 shares of preferred stock that are designated as 4.125% Cumulative Convertible Preferred Stock, all of which are currently outstanding and 4,600,000 shares of 5.00% Cumulative Convertible Preferred Stock (Series 2005), all of which are currently outstanding. The board of directors has also authorized the issuance of up to 500,000 shares of Series A Junior Participating Convertible Preferred Stock in connection with the adoption of our share rights plan in July 1998. None of these shares are currently outstanding.

When issued, the Convertible Preferred Stock and any common stock issued upon the conversion of the Convertible Preferred Stock will be fully paid and nonassessable. The holders of the Convertible Preferred Stock will have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of the Company of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the Convertible Preferred Stock and common stock is UMB Bank, N.A.

The Convertible Preferred Stock is subject to mandatory conversion, as described below in “—Mandatory Conversion,” but is not redeemable by us.

Ranking

The Convertible Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to all classes of our common stock and to the Series A Junior Participating Convertible Preferred Stock and each other class of capital stock or series of preferred stock established after the original issue date of the Convertible Preferred Stock (which we will refer to as the “Issue Date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Junior Stock”);

•	on a parity, in all respects, with our existing 6.00% Cumulative Convertible Preferred Stock, our existing 5.00% Cumulative Convertible Preferred Stock (Series 2003), our existing 4.125% Cumulative Convertible Preferred Stock and with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Senior Stock”).

While any shares of Convertible Preferred Stock are outstanding, we may not authorize or issue any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Convertible Preferred Stock. Without the consent of any holder of Convertible Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any class or series of Parity Stock or Junior Stock. See “—Voting Rights” below.

Dividends

Holders of shares of Convertible Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of 5% per share on the liquidation preference thereof of $100 per share of Convertible Preferred Stock (equivalent to $5.00 per annum per share). Dividends on the Convertible Preferred Stock will be payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing July 15, 2005 (each, a “Dividend Payment Date”) at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Issue Date of the Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Dividends will be payable to holders of record as they appear on our stock register on the immediately preceding January 1, April 1, July 1 and October 1 (each, a “Record Date”). Accumulations of dividends on shares of Convertible Preferred Stock do not bear interest. Dividends payable on the Convertible Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Convertible Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum or number of shares of common stock have been set apart for the payment of such dividend, upon all outstanding shares of Convertible Preferred Stock.

No dividend on the Convertible Preferred Stock will be paid in cash at any time that the Adjusted Consolidated EBITDA Coverage Ratio (as defined as of the date hereof in the indenture among the Company, the Subsidiary Guarantors (as defined therein) and The Bank of New York Trust Company, N.A. dated as of December 8, 2004) is less than 2.25 to 1.00. As of March 31, 2005, our Consolidated EBITDA Coverage Ratio was 6.49 to 1.00.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of common stock sufficient for the payment thereof is set apart for such payment, on the Convertible Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on the Convertible Preferred Stock and any Parity Stock, dividends may be declared and paid on the Convertible Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Convertible Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Convertible Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Convertible Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Convertible Preferred Stock, is limited by the terms of the Company’s outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Oklahoma law. See “Risk Factors—Risks Relating to Our Preferred Stock—We may not be able to pay cash dividends on the preferred stock.”

Method of Payment of Dividends

Subject to certain restrictions, we may generally pay any dividend on the Convertible Preferred Stock:

•	in cash;

•	by delivery of shares of our common stock; or

•	through any combination of cash and our common stock.

If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose, in the case of any dividend payment, or portion thereof, at 97% of the Market Value (as defined below under “—Conversion Price Adjustment”) as determined on the second Trading Day immediately prior to the Record Date for such dividend.

We will make each dividend payment on the Convertible Preferred Stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will give the holders of the Convertible Preferred Stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock 10 Trading Days prior to the Record Date for such dividend.

No fractional shares of common stock will be delivered to the holders of the Convertible Preferred Stock, but we will instead pay a cash adjustment to each holder that would otherwise be entitled to a fraction of a share of common stock. Any portion of any such payment that is declared and not paid through the delivery of shares of common stock will be paid in cash.

Notwithstanding the above, we may not pay any portion of a dividend on the Convertible Preferred Stock by delivery of common stock unless (i) the common stock to be delivered as payment therefore is freely transferable by the recipient without further action on its behalf or (ii) a shelf registration statement relating to that common stock has been filed with the SEC and is effective to permit the resale of that common stock by the holders thereof.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Convertible Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including common stock), a liquidation preference in the amount of $100 per share of the Convertible Preferred Stock, plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Convertible Preferred Stock and all Parity Stock are not paid in full, the holders of the Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Convertible Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Rights

The holders of the Convertible Preferred Stock will have no voting rights except as set forth below or as otherwise required by Oklahoma law from time to time.

If dividends on the Convertible Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Convertible Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable (including our existing 6.00% Cumulative Convertible Preferred Stock, our existing 5.00% Cumulative Convertible Preferred Stock (Series 2003) and our existing 4.125% Cumulative Convertible Preferred Stock), will be entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Convertible Preferred Stock has been paid in full.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Convertible Preferred Stock will be required for the authorization or issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the Convertible Preferred Stock. The certificate of designation will provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock will not require the consent of the holders of the Convertible Preferred Stock, and will not be deemed to affect adversely the rights of the holders of the Convertible Preferred Stock.

In all cases in which the holders of Convertible Preferred Stock shall be entitled to vote, each share of Convertible Preferred Stock shall be entitled to one vote.

Conversion Rights

Each share of Convertible Preferred Stock will be convertible at any time at the option of the holder thereof into approximately 3.8811 shares of common stock (which is calculated using an initial conversion price of $25.766 per share of common stock) subject to adjustment as described below (and we refer to such price or adjusted price as the “Conversion Price”).

With respect to any shares of Convertible Preferred Stock that are “restricted securities” on the date of conversion, the shares of common stock distributed upon conversion will be treated as “restricted securities,” will bear a legend to such effect and will not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of the Depositary. With respect to shares of Convertible Preferred Stock that are no longer “restricted securities” on a conversion date, either as a result of a resale of the Convertible Preferred Stock pursuant to the shelf registration statement of which this prospectus forms a part or otherwise, all shares of common stock distributed upon conversion will be freely transferable without restriction under the Securities Act (other than by our affiliates), and such shares will be eligible for receipt in global form through the facilities of the Depositary.

The holders of shares of Convertible Preferred Stock at the close of business on a Record Date will be entitled to receive the dividend payment on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following that Record Date or our default in payment of the dividend due on that Dividend Payment Date. However, shares of Convertible Preferred Stock surrendered for conversion during the period between the close of business on any Record Date and the close of business on the business day immediately preceding the applicable Dividend Payment Date must be accompanied by payment of an amount equal to the dividend payable on such shares on that Dividend Payment Date. A holder of shares of Convertible Preferred Stock on a Record Date who (or whose transferee) tenders any shares for conversion on the corresponding Dividend Payment Date will receive the dividend payable by us on the Convertible Preferred Stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Convertible Preferred Stock for conversion. Except as provided above with respect to a voluntary conversion, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

Mandatory Conversion

At any time on or after April 15, 2010, we may at our option cause the Convertible Preferred Stock to be automatically converted into that number of shares of common stock for each share of Convertible Preferred Stock equal to $100 (the liquidation preference per share of Convertible Preferred Stock) divided by the then prevailing Conversion Price. We may exercise this right only if the Closing Sale Price of our common stock equals or exceeds 130% of the then prevailing Conversion Price for at least 20 Trading Days in a period of 30 consecutive Trading Days, including the last Trading Day of such 30-day period, ending on the Trading Day prior to our issuance of a press release announcing the mandatory conversion as described below.

The term “Trading Day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on Nasdaq or, if our common stock is not quoted on Nasdaq, on the principal other market on which our common stock is then traded.

The “Closing Sale Price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by Nasdaq or by the National Quotation Bureau Incorporated. In the absence of such a quotation, the Closing Sale Price will be an amount determined in good faith by our board of directors to be the fair value of the common stock.

To exercise the mandatory conversion right described above, we must issue a press release for publication on the Dow Jones News Service prior to the opening of business on the first Trading Day following any date on which the conditions described in the preceding paragraphs are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Convertible Preferred Stock (not more than four business days after the date of the press release) of the mandatory conversion announcing our intention to convert the Convertible Preferred Stock. The conversion date will be a date selected by us (which we will refer to as the “Mandatory Conversion Date”) and will be no more than ten days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the Mandatory Conversion Date;

•	the number of shares of common stock to be issued upon conversion of each share of Convertible Preferred Stock;

•	the number of shares of Convertible Preferred Stock to be converted; and

•	that dividends on the Convertible Preferred Stock to be converted will cease to accrue on the Mandatory Conversion Date.

On and after the Mandatory Conversion Date, dividends will cease to accrue on the Convertible Preferred Stock called for a mandatory conversion and all rights of holders of such Convertible Preferred Stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof and cash in lieu of fractional shares of common stock. The dividend payment with respect to the Convertible Preferred Stock called for a mandatory conversion on a date during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of Convertible Preferred Stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the Convertible Preferred Stock for periods ended prior to the date of such conversion notice shall have been paid.

In addition to the mandatory conversion provision described above, if there are fewer than 250,000 shares of Convertible Preferred Stock outstanding, we may, at any time on or after April 15, 2010, at our option, cause the Convertible Preferred Stock to be automatically converted into that number of shares of common stock equal to $100 (the liquidation preference per share of Convertible Preferred Stock) divided by the lesser of the then prevailing Conversion Price and the Market Value as determined on the second Trading Day immediately prior to the Mandatory Conversion Date. The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion; provided, however, that (1) the Mandatory Conversion Date will not be less than 15 days nor more than 30 days after the date on which we issue a press release announcing such mandatory conversion and (2) the press release and notice of mandatory conversion will not state the number of shares of common stock to be issued upon conversion of each share of Convertible Preferred Stock.

Fractional Shares

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion, whether voluntary or mandatory, or in respect of dividend payments made in common stock on Convertible Preferred Stock. Any fractional interest in a share of common stock resulting from conversion will be paid in cash based on the Closing Sale Price at the close of business on the Trading Day next preceding the date of conversion.

Conversion Price Adjustment

The Conversion Price is subject to adjustment (in accordance with formulas set forth in the certificate of designation) in certain events, including:

•	any payment of a dividend (or other distribution) payable in shares of common stock on any class of our capital stock other than the Convertible Preferred Stock;

•

any issuance to all holders of shares of common stock of rights, options or warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of common stock at less than the Market Value (as defined below) for the period ending on the date of issuance; provided, however, that no adjustment shall be made with respect to such a distribution if the holder of shares of Convertible Preferred Stock would be entitled to receive such rights, options or warrants upon conversion at any time of shares of Convertible Preferred Stock into common stock;

provided further, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur;

•	any subdivision, combination or reclassification of the common stock;

•	any dividend or distribution to all holders of shares of common stock (other than a dividend or distribution referred to in the second bullet point above) made pursuant to any shareholder rights plan, “poison pill” or similar arrangement and excluding dividends payable upon the Convertible Preferred Stock;

•	any distribution by us consisting exclusively of cash to all holders of our common stock, excluding any cash dividend on our common stock to the extent that the aggregate cash dividend per share of our common stock in any quarterly period does not exceed $0.055 (the “dividend threshold amount”); the dividend threshold amount is subject to adjustment under the same circumstances under which the Conversion Price is subject to adjustment; provided, however, that no adjustment will be made to the dividend threshold amount for any adjustment made to the Conversion Price pursuant to this clause, in which event the Conversion Price will be adjusted by multiplying:

(1) the Conversion Price by

(2) a fraction, the numerator of which will be the Market Value of a share of our common stock minus the amount per share of such dividend increase (as determined below) or distribution and the denominator of which will be the Market Value of a share of our common stock.

If an adjustment is required to be made under this clause as a result of a cash dividend in any quarterly period that exceeds the dividend threshold amount, the adjustment would be based upon the amount by which the distribution exceeds the dividend threshold amount (the dividend increase). If an adjustment is otherwise required to be made under this clause, the adjustment would be based upon the full amount of the distribution. Notwithstanding the foregoing, in no event will the Conversion Price be less than $19.82, subject to adjustment in accordance with the first, second, third, fourth, sixth and seventh bullet points under this caption “—Conversion Price Adjustment”;

•	the completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock that involves an aggregate consideration that, together with (a) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of common stock expiring within the then-preceding 12 months in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in the preceding bullet point to all holders of shares of common stock within the then-preceding 12 months in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer; or

•	a distribution to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than common stock or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above).

No adjustment of the Conversion Price will be required unless such adjustment would require an increase or decrease of at least 1.0% of the Conversion Price then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1.0% of such Conversion Price; provided, however, that with respect to adjustments to be made to the Conversion Price in connection with cash dividends paid by us, we will make such adjustments, regardless of whether such aggregate adjustments amount to 1.0% or more of the Conversion Price, no later than April 15 of each calendar year. We reserve the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. If we elect to make such a reduction in the Conversion Price, we will comply with the requirements of securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

The term “Market Value” means the average Closing Sale Price of the common stock for a five consecutive Trading Day period on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock) ending immediately prior to the date of determination.

If we distribute rights or warrants (other than those referred to in the second bullet point of the third preceding paragraph) pro rata to holders of shares of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any Convertible Preferred Stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock then issuable upon such conversion (which we will refer to as the “Conversion Shares”), a number of rights or warrants to be determined as follows:

•	if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (which we will refer to as the “Distribution Date”), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants; and

•	if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of common stock into which such Convertible Preferred Stock was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date had such Convertible Preferred Stock been converted immediately prior to such Distribution Date in accordance with the terms and provisions applicable to the rights or warrants.

The Conversion Price will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

Following any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into us (with certain exceptions), or any sale or other disposition of all or substantially all of our assets (computed on a consolidated basis), a holder of a share of Convertible Preferred Stock then outstanding will, upon conversion of such Convertible Preferred Stock, be entitled to receive the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of common stock into which such Convertible Preferred Stock was convertible immediately prior thereto, after giving effect to any adjustment event. This provision does not limit the rights of holders in the event of a Fundamental Change, including their right to receive the make-whole premium in connection with a conversion.

Payment Upon Conversion Upon a Fundamental Change

We must give notice of each Fundamental Change (as defined below) to all record holders on a date (“the Fundamental Change Notice Date”) that is within 10 Trading Days after the effective date of the Fundamental Change (the “Effective Date”). If a holder converts its Convertible Preferred Stock at any time beginning at the opening of business on the Trading Day immediately following the Effective Date and ending at the close of business on the 30th Trading Day immediately following the Effective Date, the holder will receive:

•	common stock and cash in lieu of fractional shares, as described under “—Conversion Rights” (subject to adjustment as described above under “—Conversion Price Adjustment”) and “—Fractional Shares”; and

•	the make-whole premium, if any, described under “—Determination of Make-Whole Premium.”

Except as provided below, upon a Fundamental Change, holders of Convertible Preferred Stock shall, if the Market Value at such time is less than the applicable Conversion Price, also have a one-time option to convert all of their outstanding shares of Convertible Preferred Stock into shares of common stock at an adjusted Conversion

Price equal to the greater of (1) the Market Value as of the Effective Date and (2) $13.21. This option shall be exercisable during a period of not less than 30 days nor more than 60 days after the Fundamental Change Notice Date. In lieu of issuing the shares of common stock issuable upon conversion in the event of a Fundamental Change, we may, at our option, make a cash payment equal to the Market Value for each share of such common stock otherwise issuable upon conversion or determined for the period ending on the Effective Date.

A “Fundamental Change” will be deemed to have occurred upon the occurrence of any of the following:

•	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to any person or group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than to Permitted Holders;

•	the adoption of a plan the consummation of which would result in our liquidation or dissolution;

•	the acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) other than Permitted Holders, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate voting power of our voting stock; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of our voting stock than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our board of directors (for the purposes of this definition, such other person or group shall be deemed to beneficially own any voting stock of a specified corporation held by a parent corporation, if such other person or group is the beneficial owner (as defined above), directly or indirectly, of more than 35% of the voting power of the voting stock of such parent corporation and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation); or

•	during any period of two consecutive years, individuals who at the beginning of such period comprised our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

•	our common stock ceases to be listed on a national securities exchange or quoted on Nasdaq or another over-the-counter market in the United States.

However, a Fundamental Change will not be deemed to have occurred in the case of a merger or consolidation, if (i) at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation consists of common stock of a United States company traded on a national securities exchange or quoted on Nasdaq (or which will be so traded or quoted when issued or exchanged in connection with such transaction) and (ii) as a result of such transaction or transactions the shares of Convertible Preferred Stock become convertible solely into such common stock.

For purposes of the definition of “Fundamental Change,” the term “Permitted Holders” means Aubrey K. McClendon and Tom L. Ward and their respective Affiliates (as defined in Rule 405 of the Securities Act).

The phrase “all or substantially all” of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

Determination of the Make-Whole Premium

If a Fundamental Change occurs we will pay a make-whole premium upon certain conversions of the Convertible Preferred Stock as described above under “—Payment Upon Conversion Upon a Fundamental Change.” The make-whole premium will be:

•	equal to a percentage of the liquidation preference of the Convertible Preferred Stock converted determined by reference to the table below, based on the Effective Date and the price (the “Stock Price”) paid, or deemed to be paid, per share of our common stock in the transaction constituting the Fundamental Change, subject to adjustment as described below; and

•	in addition to, and not in substitution for, any cash, securities or other assets otherwise due to holders of Convertible Preferred Stock upon conversion.

We will pay the make-whole premium solely in shares of our common stock (other than cash in lieu of fractional shares) or in the same form of consideration into which all or substantially all of the shares of our common stock have been converted or exchanged in connection with the Fundamental Change (other than cash paid in lieu of fractional interests in any security or pursuant to dissenters’ rights). We will pay cash in lieu of fractional interests in any security or other property delivered in connection with such Fundamental Change. The make-whole premium will be payable on the 35th Trading Day following the Effective Date for Convertible Preferred Stock converted in connection with a Fundamental Change. If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such Fundamental Change, then, for purposes of the foregoing, the forms of consideration in which the make-whole premium will be paid will be in proportion to the relative value, determined as described below, of the different forms of consideration paid to our common shareholders in connection with the Fundamental Change.

The Stock Price paid, or deemed paid, per share of our common stock in the transaction constituting the Fundamental Change will be calculated as follows:

(1) In the case of a Fundamental Change in which all or substantially all of the shares of our common stock have been, as of the Effective Date, converted into or exchanged for the right to receive securities or other assets or property, the consideration shall be valued as follows:

(a) securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq or any similar system of automated dissemination of quotations of securities prices, will be valued at the average of the closing prices of such securities for the five consecutive Trading Days beginning on the second Trading Day after the Fundamental Change Notice Date,

(b) other securities, assets or property, other than cash, that holders will have the right to receive will be valued based on the average of the fair market value of the securities, assets or property, other than cash, as determined by two independent nationally recognized investment banks, and

(c) 100% of any cash.

(2) In all other cases, the value of our common stock will equal the average of the closing prices of our common stock for the five consecutive Trading Days beginning on the second Trading Day after the Fundamental Change Notice Date.

The value of our common stock or other consideration for purposes of determining the number of shares of common stock or other consideration to be issued in respect of the make-whole premium will be calculated in the same manner, except that to the extent such value is calculated pursuant to clause (1)(a), (1)(b) or (2), such value shall be multiplied by 97%.

The following table sets forth the Stock Price paid, or deemed paid, per share of our common stock in a transaction that constitutes the Fundamental Change, the Effective Date and the make-whole premium (expressed as a percentage of liquidation preference) to be paid upon a conversion in connection with a Fundamental Change:

Value as % of Liquidation Preference

	Effective Date
Stock Price(1)	April 19, 2005	April 15, 2006	April 15, 2007	April 15, 2008	April 15, 2009	April 15, 2010	Thereafter
$19.82	0.0	0.0	0.0	0.0	0.0	0.0	0.0
$20.00	0.5	0.0	0.0	0.0	0.0	0.0	0.0
$22.00	6.1	5.0	4.0	3.2	2.8	2.8	2.8
$24.00	12.0	10.7	9.4	8.2	7.4	7.2	7.2
$26.00	17.2	15.7	14.2	12.6	11.3	10.8	10.8
$28.00	15.9	14.2	12.5	10.6	8.6	7.6	7.6
$30.00	14.7	13.0	11.1	8.9	6.4	4.3	4.3
$35.00	12.3	10.6	8.6	6.2	3.3	0.1	0.1
$40.00	10.5	8.9	7.1	4.8	2.1	0.0	0.0
$45.00	9.0	7.6	6.0	4.0	1.7	0.0	0.0
$50.00	7.7	6.5	5.1	3.4	1.4	0.0	0.0
$55.00	6.5	5.5	4.3	2.9	1.2	0.0	0.0
$60.00	5.4	4.6	3.6	2.4	1.0	0.0	0.0
$65.00	4.3	3.7	2.9	2.0	0.8	0.0	0.0
$70.00	3.4	2.9	2.3	1.5	0.6	0.0	0.0
$75.00	2.5	2.1	1.7	1.1	0.4	0.0	0.0

(1)	The Stock Prices set forth in the table will be adjusted as of any date on which the conversion price of the Convertible Preferred Stock is adjusted. The adjusted Stock Prices will equal the stock prices applicable immediately prior to the adjustment divided by a fraction, the numerator of which is the conversion price immediately prior to the adjustment to the conversion price and the denominator of which is the conversion price as so adjusted.

The exact Stock Price and Effective Date may not be set forth on the table, in which case:

•	if the Stock Price is between two Stock Prices on the table or the Effective Date is between two Effective Dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower Stock Prices and the two Effective Dates, as applicable, based on a 365-day year;

•	if the Stock Price is in excess of $75.00 per share (subject to adjustment in the same manner as the Stock Price) the payment corresponding to row $75.00 will be paid; and

•	if the Stock Price is less than or equal to $19.82 per share (subject to adjustment in the same manner as the Stock Price), no make-whole premium will be paid.

Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Consolidation, Merger and Sale of Assets

The certificate of designation provides that we may, without the consent of the holders of any of the outstanding Convertible Preferred Stock, consolidate with or merge into any other person or convey, transfer or lease all or substantially all our assets to any person or may permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to, us; provided, however, that (a) the successor, transferee or lessee is organized under the laws of the United States or any political subdivision thereof; (b) the shares of Convertible Preferred Stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, the Convertible Preferred Stock had immediately prior to such transaction; and (c) certain procedural conditions are met.

Under any consolidation by us with, or merger by us into, any other person or any conveyance, transfer or lease of all or substantially all our assets as described in the preceding paragraph, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, ours under the shares of Convertible Preferred Stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Convertible Preferred Stock. This provision does not limit the rights of holders in the event of a Fundamental Change, including their right to receive the make-whole premium in connection with a conversion.

SEC Reports

Whether or not we are required to file reports with the SEC, if any shares of Convertible Preferred Stock are outstanding, we must file with the SEC all such reports and other information as we would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act. See “Where You Can Find More Information.” We must supply each holder of Convertible Preferred Stock, upon request, without cost to such holder, copies of such reports or other information.

DESCRIPTION OF CHESAPEAKE CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share, of which 500,000 shares are designated as Series A Junior Participating Preferred Stock, 102,610 shares are designated as 6.00% Cumulative Convertible Preferred Stock, 1,725,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003) and 313,250 shares are designated as 4.125% Cumulative Convertible Preferred Stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

As of the date of this prospectus, we have 12,759,140 shares of authorized but unissued preferred stock which are undesignated. Currently 102,610 shares of preferred stock are designated as 6.00% Cumulative Convertible Preferred Stock, all of which are currently outstanding, 1,725,000 shares of preferred stock are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003), all of which are currently outstanding, 313,250 shares of preferred stock are designated as 4.125% Cumulative Convertible Preferred Stock, all of which are currently outstanding and 4,600,000 shares of preferred stock are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005), all of which are outstanding. Our board of directors has also authorized the issuance of up to 500,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of our shareholder rights plan in July 1998. None of these shares are currently outstanding. The Series A Preferred Stock is described below under “—Share Rights Plan.”

Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing thereof.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.

Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an “interested shareholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

•	prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

For purposes of Section 1090.3, the term “corporation” also includes the corporation’s majority-owned subsidiaries.

In addition, Section 1090.3 defines an “interested shareholder,” generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

Share Rights Plan

The Rights. On July 7, 1998, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The distribution was paid on July 27, 1998 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $25.00, subject to adjustment.

The following is a summary of these rights. The full description and terms of the rights are set forth in a rights agreement with UMB Bank, N.A., as rights agent. Copies of the rights agreement and the certificate of designation for the Series A Preferred Stock are available free of charge. This summary description of the rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the rights agreement and the certificate of designation for the Series A Preferred Stock.

Initially, the rights attached to all certificates representing shares of our outstanding common stock, and no separate rights certificates were distributed. The rights will separate from our common stock and the distribution date will occur upon the earlier of:

•	ten days following the date of public announcement that a person or group of persons has become an acquiring person; or

•	ten business days (or a later date set by the board of directors prior to the time a person becomes an acquiring person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an acquiring person.

The earlier of these dates is called the distribution date.

The term “acquiring person” means any person who or which, together with all of its affiliates and associates, is the beneficial owner of 15% or more of our outstanding common stock, but does not include:

•	us or any of our subsidiaries or employee benefit plans;

•	Aubrey K. McClendon, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “McClendon shareholder”);

•	Tom L. Ward, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing, or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “Ward shareholder”);

•	Morgan Guaranty Trust Company of New York, in its capacity as pledgee of shares beneficially owned by a McClendon or Ward shareholder, or both, under any pledge agreement in effect on September 11, 1998, to the extent that upon the exercise by the pledgee of any of its rights or duties as pledgee, other than the exercise of any voting power by the pledgee or the acquisition of ownership by the pledgee, such pledgee becomes a beneficial owner of pledged shares; or

•	any person (other than the pledgee just described) that is neither a McClendon nor Ward shareholder, but who or which is the beneficial owner of common stock beneficially owned by a McClendon or Ward shareholder (a “second tier shareholder”), but only if the shares of common stock otherwise beneficially owned by a second tier shareholder (“second tier holder shares”) do not exceed the sum of (A) the holder’s second tier holder shares held on September 11, 1998 and (B) 1% of the shares of our common stock then outstanding (collectively, “exempt persons”).

The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after July 27, 1998, upon transfer or new issuance of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for common stock, outstanding as of July 27, 1998, even without a notation or a copy of a summary of the rights being attached, will also constitute the transfer of the rights associated with the common stock represented by the certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and these separate rights certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on July 27, 2008.

The purchase price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in the common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

In the event that following the date of public announcement that a person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of the right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right (the “flip-over right”).

In the event that a person, other than an exempt person, becomes an acquiring person, proper provision will be made so that each holder of a right, other than the acquiring person and its affiliates and associates, will thereafter have the right to receive upon exercise that number of shares of common stock, or, if applicable, cash, other equity securities or property of us, having a market value equal to two times the purchase price of the rights (the “flip-in right”). Any rights that are or were at any time owned by an acquiring person will then become void.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. Upon exercise of the rights, no fractional shares of Series A Preferred Stock will be issued other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock. Cash will be paid in lieu of fractional shares of Series A Preferred Stock that are not integral multiples of one one-hundredth of a share of Series A Preferred Stock.

At any time prior to the earlier to occur of (1) 5:00 p.m., Oklahoma City, Oklahoma time on the tenth day after the stock acquisition date or (2) the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right; provided, that (a) if the board of directors authorizes redemption on or after the time a person becomes an acquiring person, then the authorization must be by board approval and (b) the period for redemption may, upon board approval, be extended by amending the rights agreement. Board approval means the approval of a majority of our directors. Immediately upon any redemption of the rights described in this paragraph, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Our board of directors may amend the terms of the rights without the consent of the holders of the rights at any time and from time to time provided that any amendment does not adversely affect the interests of the holders of the rights. In addition, during any time that the rights are subject to redemption, the terms of the rights may be amended by the approval of a majority of the directors, including an amendment that adversely affects the interests of the holders of the rights, without the consent of the holders of rights.

Until a right is exercised, a holder will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock, or other consideration.

The Series A Preferred Stock. Each one-thousandth of a share of the Series A Preferred Stock (a “preferred share fraction”) that may be acquired upon exercise of the rights will be nonredeemable and junior to any other shares of preferred stock that we may issue.

Each preferred share fraction will have a minimum preferential quarterly dividend rate of $0.01 per preferred share fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the common stock.

In the event of liquidation, the holder of a preferred share fraction will receive a preferred liquidation payment equal to the greater of $0.01 per preferred share fraction or the per share amount paid in respect of a share of common stock.

Each preferred share fraction will have one vote, voting together with the common stock. The holders of preferred share fractions, voting as a separate class, will be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears for six fiscal quarters.

In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share fraction will be entitled to receive the per share amount paid in respect of each share of common stock.

The rights of holders of the Series A Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the economic value of one preferred share fraction that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Shareholder Action

Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange requirements or any certificate of designation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

Under Oklahoma law, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. If shareholder action is taken by written consent, the rules and regulations of the SEC require us to send each shareholder entitled to vote on the matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Transfer Agent and Registrar

UMB Bank, N.A. is the transfer agent and registrar for our common stock, our 6.00% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2003), our 4.125% Cumulative Convertible Preferred Stock and our 5.00% Cumulative Convertible Preferred Stock (Series 2005).

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. Federal income tax consequences to holders (as defined below) of the purchase, ownership and disposition of the preferred stock and any common stock received upon its conversion. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final and temporary Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. Federal income taxation that may be relevant to an investor’s decision to purchase shares of preferred stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons that hold the preferred stock or common stock as part of a straddle or conversion transaction or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who hold the preferred stock or common stock as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. As used in this section, a “U.S. holder” is a beneficial owner of preferred stock or common stock that is for U.S. Federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose world-wide income is subject to U.S. federal income tax; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

A “non-U.S. holder” is a beneficial owner of preferred stock or common stock that is not a U.S. holder.

If a partnership holds preferred stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, CONVERSION AND DISPOSITION OF PREFERRED STOCK AND COMMON STOCK RECEIVED AS A RESULT OF A CONVERSION OF PREFERRED STOCK.

Consequences to U.S. Holders of Preferred Stock or Common Stock

Distributions. The amount of any distribution to you with respect to preferred stock or common stock will be treated as a dividend, to the extent of our current or accumulated earnings and profits (“earnings and profits”) as determined under U.S. Federal income tax principles. Dividends are generally taxed as ordinary income; however, dividends received by non-corporate holders in taxable years beginning on or before December 31, 2008, may qualify for taxation at lower rates applicable to long-term capital gains provided certain holding period and other requirements are satisfied. Non-corporate holders should consult their own tax advisors regarding the applicability of such lower rates under their particular factual situation. To the extent the amount of such distribution exceeds our earnings and profits, the excess will be applied against and will reduce your tax basis (on a dollar-for-dollar basis) in the preferred stock or common stock, as the case may be. Any amount in excess of your tax basis will be treated as capital gain. If we are not able to make distributions on the preferred stock, the accreted liquidation preference of the preferred stock will increase and such increase may give rise to deemed dividend income to holders of the preferred stock in the amount of all, or a portion of, such increase.

Common Stock Distributions on the Preferred Stock. If the Company pays a distribution on the preferred stock in the form of common stock, such distribution will be taxable for U.S. Federal income tax purposes in the same manner as distributions described above under “Distributions.” The amount of such distribution will equal the fair market value on the distribution date of the common stock distributed to a holder on that date. A holder’s tax basis in such common stock will equal the fair market value of such common stock on the distribution date, and such holder’s holding period for such common stock will begin on the day following the distribution date.

Dividends to Corporate Shareholders. In general, a distribution which is treated as a dividend for U.S. Federal income tax purposes and is made to a corporate shareholder with respect to the preferred stock or common stock will qualify for the 70% dividends-received deduction under Section 243 of the Code. Corporate shareholders should note, however, there can be no assurance that the amount of distributions made with respect to the preferred stock or the common stock will not exceed the amount of our earnings and profits in the future. Accordingly, there can be no assurance that the dividends-received deduction will be available in respect of distributions on the preferred stock or common stock.

In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to:

•	the holding period of stock the dividends on which are sought to be deducted;

•	debt-financed portfolio stock;

•	dividends treated as “extraordinary dividends” for purposes of Section 1059 of the Code; and

•	taxpayers that pay corporate alternative minimum tax.

Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

Sale or Other Disposition. Upon a sale or other disposition of preferred stock or common stock (other than an exchange of preferred stock for common stock pursuant to the conversion privilege), you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition and your adjusted tax basis in the preferred stock or common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the preferred stock or common stock, as applicable, is more than one year. Long-term capital gains may qualify for reduced rates under U.S. Federal income tax laws.

If we elect to make a cash payment in lieu of issuing common stock upon conversion in the event of a Fundamental Change (see “Description of Preferred Stock—Fundamental Change”), the transaction will generally be treated as a redemption for U.S. Federal income tax purposes. The U.S. Federal income tax treatment of such a redemption to a holder will depend on the particular facts relating to such holder at the time of the redemption. The receipt of cash in connection with such redemption will be treated as capital gain or loss from the sale or other disposition of the preferred stock (as discussed in the preceding paragraph), if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code:

•	your interest in our common and preferred stock is completely terminated as a result of such redemption;

•	your percentage ownership in our voting stock immediately after such redemption is less than 80% of your percentage ownership immediately before such redemption; or

•	such redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code).

If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is taxable in the same manner as described above under “—Distributions,” and your adjusted tax basis in the redeemed preferred stock will be transferred to any remaining shares you hold in us. If you do not retain any stock ownership in us following such redemption, then you may lose your basis completely.

Conversion of Preferred Stock in Exchange for Common Stock. You generally will not recognize gain or loss by reason of receiving common stock in exchange for preferred stock upon conversion of the preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares and the fair market value of any shares of common stock attributable to dividend arrearages will be treated as a constructive distribution as described above under “Distributions.” The adjusted tax basis of the common stock so acquired (and any fractional share interests treated as received and then exchanged for cash) will be equal to the tax basis of the shares of preferred stock exchanged, and the holding period of the common stock received will include the holding period of the preferred stock exchanged. The tax basis of any common stock treated as a constructive distribution will be equal to its fair market value on the date of the exchange, and the holding period of such stock will commence on the day after the exchange.

If a holder elects to convert following a Fundamental Change and receives common stock plus the make-whole premium (see “Description of Preferred Stock - Fundamental Change”), the transaction generally should be treated as a recapitalization in which no loss would be recognized by a holder and gain would be recognized to the extent of the make-whole premium. A holder’s tax basis in the common stock received upon conversion would be equal to the holder’s tax basis in the preferred stock immediately prior to the conversion increased by the amount of any gain recognized and decreased by the amount of the make-whole premium received by the holder. The holder’s holding period for the common stock received upon conversion will include the period during which the preferred stock was held. If a holder exercises the one-time option to convert preferred stock into common stock at an adjusted Conversion Price (see “Description of Preferred Stock—Fundamental Change”), the transaction would be treated as a recapitalization generally resulting in a holder be treated as described above. It is possible, however, that the change in the Conversion Price could result in the holder being treated as receiving a constructive distribution (see “Adjustment of Conversion Price”).

Adjustment of Conversion Price. Holders of preferred stock may, in certain circumstances, be deemed to have received constructive distributions of stock if the conversion rate for the preferred stock is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the preferred stock, however, generally will not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the anti-dilution provisions of the preferred stock, including, without limitation, adjustments in respect of stock dividends or the distribution of rights to subscribe for common stock should qualify as being pursuant to a bona fide reasonable adjustment formula and should not result in a constructive distribution. In contrast, adjustments in respect of distributions of our indebtedness, cash or assets to our stockholders (including adjustments with respect to distributions to common stockholders in excess of the dividend threshold amount), for example, will not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, an adjustment triggered by a Fundamental Change as described under “Description of Preferred Stock” may not so qualify. If such adjustments are made, the holders generally will be deemed to have received constructive distributions in amounts based upon the value of such holders’ increased interests in our equity resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder with the tax consequences specified above under “Distributions.” Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our earnings and profits even though you did not receive any cash or property as a result of such adjustments.

Conversion of Preferred Stock After Dividend Record Date. If a holder exercises its right to convert the preferred stock into shares of common stock after a dividend record date but before payment of the dividend, then upon conversion, the holder generally will be required to pay to us in cash an amount equal to the portion of such dividend attributable to the current quarterly dividend period, which amount would increase the tax basis of the common stock received. When the dividend is received, the holder would recognize the dividend payment in accordance with the rules described under “—Distributions” above.

Backup Withholding. Under the backup withholding provisions of the Code and applicable Treasury Regulations, you may be subject to backup withholding with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, preferred stock or common stock unless:

•	you are a corporation or come within certain other exempt categories and when required demonstrate this fact, or

•	within a reasonable period of time, you provide a taxpayer identification number, certified under penalties of perjury as well as certain other information or otherwise establish an exemption from the backup withholding rules.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Consequences to Non-U.S. Holders of Preferred or Common Stock

Dividends. In general, dividends received by you with respect to our preferred stock or common stock will be subject to withholding of U.S. Federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, dividends that are attributable to a U.S. permanent establishment) are generally subject to U.S. Federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty, you generally will be required to provide a U.S. taxpayer identification number as well as certain information concerning your country of residence and entitlement to tax treaty benefits. Generally, this will be accomplished by providing a properly executed IRS Form W-8BEN. If you instead are claiming an exemption from withholding with respect to dividends effectively connected with the conduct of a trade or business within the United States, you will be required to provide an appropriate certification to us or our paying agent (generally by providing a properly completed IRS Form W-8ECI).

Sale or Other Disposition. As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of preferred stock or common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who holds the preferred stock or common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are, or have been within the five years preceding your disposition of the preferred stock or common stock, a “United States real property holding corporation,” or a USRPHC, for U.S. Federal income tax purposes.

We believe we currently are a USRPHC. In general, gain on the sale or other disposition of stock of a USRPHC that is regularly traded on an established securities market will be subject to U.S. Federal income tax only in the case of a holder that owns more than 5% of that class of stock at any time during the five-year period ending on the date of disposition. If a non-regularly traded class of stock is convertible into a regularly traded class of stock, gain on the sale of that non-regularly traded stock will be subject to U.S. Federal income tax only if, on any date on which such stock was acquired by the holder, the non-regularly traded stock acquired by such holder (including all previously acquired stock of the same class) had a fair market value greater than 5% of the regularly traded class of the corporation’s stock into which it is convertible as measured on such date.

Although it is possible that, in the future, the preferred stock will be listed on an established securities market, there can be no assurance that such stock will be listed or, if listed, that it will qualify as “regularly traded” under the relevant rules. If the preferred stock is so listed and if it is considered to be “regularly traded,” gain recognized by a holder that owns more than 5% of the preferred stock would be subject to U.S. Federal income tax. If the preferred stock is not listed on an established securities market, or, if listed, does not qualify as “regularly traded,” gain recognized on a sale of preferred stock would be subject to U.S. Federal income tax only in the case of a holder that owned, as of the date of any acquisition of such preferred stock, an amount of preferred stock having a fair market value greater than 5% of the class of common stock into which it is convertible as measured on such date.

Non-U.S. holders that may be treated as beneficially owning more than 5% of our preferred or common stock should consult their own tax advisors with respect to the United States tax consequences of the ownership and disposition of preferred or common stock.

Conversion of Preferred Stock in Exchange for Common Stock. You generally will not recognize any gain or loss by reason of receiving common stock in exchange for preferred stock upon conversion of the preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares, as described above under “—Sale or Other Disposition,” and the fair market value of any shares of common stock attributable to dividend arrearages will be treated as a constructive distribution, and will be taxable, as described above under “—Dividends,” to you to the extent of our earnings and profits.

Information Reporting and Backup Withholding. We must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your preferred stock or common stock unless you certify your non-U.S. status (and we do not have actual knowledge or reason to know that you are a U.S. holder).

The payment of proceeds of a sale of preferred stock or common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify under penalties of perjury as to your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of preferred stock or common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. Federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished in a timely manner to the IRS.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED STOCK AND ANY COMMON STOCK RECEIVED UPON ITS CONVERSION, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

SELLING SECURITYHOLDERS

The preferred stock, and any shares of our common stock issued upon conversion of the preferred stock, are being offered by the selling securityholders listed in the table below. We issued and sold 4,600,000 shares of the preferred stock in a private placement to the initial purchasers, Credit Suisse First Boston LLC, Banc of America Securities LLC, Bear, Stearns & Co. Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Raymond James & Associates, Inc., RBC Capital Markets Corporation, UBS Securities LLC, Howard Weil Incorporated, Johnson Rice & Company L.L.C., Pritchard Capital Partners, LLC, Simmons & Company International and Sterne, Agee & Leach, Inc. The selling securityholders purchased their preferred stock from the initial purchasers, from subsequent holders or from the Company in transactions exempt from registration under the Securities Act. Selling securityholders selling common stock issued upon conversion of the preferred stock, acquired such stock from the initial purchasers or from subsequent holders in transactions exempt from registration under the Securities Act, or from the Company, through conversion of their previously acquired preferred stock.

This prospectus covers sales, by the named selling securityholders, of preferred stock and shares of common stock issued upon conversion of the preferred stock. This prospectus will not cover subsequent sales of common stock received upon conversion of preferred stock purchased from a selling securityholder named in this prospectus.

No offer or sale under this prospectus may be made by a securityholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling security holders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreement dated as of April 19, 2005 between Chesapeake Energy Corporation and the initial purchasers.

The following table sets forth the name of each selling securityholder, the nature of any position, office, or other material relationship which the selling securityholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of preferred stock and shares of our common stock beneficially owned by such securityholder prior to the offering, the amount being offered for the securityholder’s account and the amount to be owned by such security holder after completion of the offering.

We prepared the table based on information supplied to us by the selling securityholders. We have not sought to verify such information. Additionally, some or all of the selling securityholders may have sold or transferred some or all of their preferred stock, in transactions exempt from the registration requirements of the Securities Act, or some or all of their shares of our common stock, in exempt or non-exempt transactions, since the date on which the information in the table was provided to us. Other information about the selling securityholders may also change over time.

Name	Number of Shares of Preferred Stock Beneficially Owned Prior to the Offering	Number of Shares of Preferred Stock Being Offered Hereby	Number of Shares of Preferred Stock to be Owned After Completion of the Offering	Number of Shares of Common Stock Beneficially Owned Prior to the Offering*	Number of Shares of Common Stock Being Offered Hereby*	Number of Shares of Common Stock to be Owned After Completion of the Offering
Advent Convertible Master Cayman	25,806	25,806	0	100,156	100,156	0
Allstate Insurance Company	38,500	38,500	0	149,422	149,422	0
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	34,370	34,370	0	133,393	133,393	0
Argent Classic Convertible Arbitrage Fund II, L.P.	1,050	1,050	0	4,075	4,075	0
Argent Classic Convertible Arbitrage Fund, L.P.	1,690	1,690	0	6,559	6,559	0
Bancroft Convertible Fund, Inc. (1)	20,000	20,000	0	137,678	77,622	60,056
Calamos Convertible and High Income Fund	102,700	102,700	0	398,589	398,589	0
Calamos Convertible Opportunities and Income Fund	91,100	91,100	0	353,568	353,568	0
Calamos Growth & Income Fund—Calamos Investment Trust	200,000	200,000	0	776,220	776,220	0
Calamos Growth & Income Portfolio—Calamos Advisors Trust	500	500	0	1,941	1,941	0
Calamos High Yield Fund—Calamos Investment Trust	20,000	20,000	0	77,622	77,622	0
Calamos Strategic Total Return Fund	210,700	210,700	0	817,748	817,748	0
Chrysler Corporation Master Retirement Trust	18,400	18,400	0	437,751	71,412	366,339
Daimler Chrysler Corp Emp #1, Pension Plan, dated 4/1/89	47,200	47,200	0	183,188	183,188	0
Delaware Dividend Income Fund, a series of Delaware Group Equity Funds V	16,000	16,000	0	96,717	62,098	34,619
Delta Air Lines Master Trust—CV	3,000	3,000	0	83,710	11,643	72,067
Delta Pilots Disability & Survivorship Trust—CV	1,700	1,700	0	42,631	6,598	36,033
Ellsworth Convertible Growth and Income Fund, Inc.	20,000	20,000	0	137,678	77,622	60,056
F.M. Kirby Foundation, Inc.	2,600	2,600	0	64,141	10,091	54,050
FIST Convertible Securities Fund	120,000	120,000	0	465,732	465,732	0
FPL Group Employee Pension Fund	7,000	7,000	0	27,168	27,168	0
Franklin and Marshall College	2,700	2,700	0	10,479	10,479	0
Franklin Income Fund	1,800,000	1,800,000	0	6,985,980	6,985,980	0
FTIF Franklin Income Fund	80,000	80,000	0	310,488	310,488	0
FTVIP Franklin Income Securities Fund	250,000	250,000	0	970,275	970,275	0
General Motors Broad Mandate	6,300	6,300	0	24,451	24,451	0
General Motors Investment Corp	50,000	50,000	0	194,055	194,055	0
HFR Opportunity Master Trust	1,483	1,483	0	5,756	5,756	0
Institutional Benchmark Management Fund c/o Quattro Fund	1,500	1,500	0	5,822	5,822	0
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	2,000	2,000	0	49,801	7,762	42,039

Name	Number of Shares of Preferred Stock Beneficially Owned Prior to the Offering	Number of Shares of Preferred Stock Being Offered Hereby	Number of Shares of Preferred Stock to be Owned After Completion of the Offering	Number of Shares of Common Stock Beneficially Owned Prior to the Offering*	Number of Shares of Common Stock Being Offered Hereby*	Number of Shares of Common Stock to be Owned After Completion of the Offering
International Truck & Engine Corporation Retiree Health Benefit Trust	800	800	0	21,122	3,105	18,017
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	4,700	4,700	0	48,269	18,241	30,028
Lincoln National Convertible Securities Fund	19,000	19,000	0	127,001	73,741	53,260
Lyxor Convertible Arbitrage Fund	2,711	2,711	0	10,522	10,522	0
Microsoft Corporation	7,600	7,600	0	71,535	29,496	42,039
Nations Convertible Securities Fund (1)	100,000	100,000	0	988,665	388,110	600,555
OCM Global Convertible Securities Fund	3,000	3,000	0	17,649	11,643	6,006
OCM Convertible Trust	4,900	4,900	0	127,117	19,017	108,100
Partner Reinsurance Company Ltd.	8,400	8,400	0	80,646	32,601	48,044
Partners Group c/o Quattro Fund	4,500	4,500	0	17,465	17,465	0
Privilege Portfolio SICAV	50,000	50,000	0	194,055	194,055	0
Quattro Fund Ltd	22,500	22,500	0	87,325	87,325	0
Quattro Multi Strategy Masterfund LP	1,500	1,500	0	5,822	5,822	0
Qwest Occupational Health Trust	500	500	0	13,952	1,941	12,011
Ramius Capital Group	5,000	5,000	0	19,406	19,406	0
Ramius Master Fund, Ltd	8,000	8,000	0	31,049	31,049	0
Rampart Enhanced Convertible Investors, LLC	7,600	7,600	0	29,496	29,496	0
RCG Latitude Master Fund, Ltd. (1)	12,000	12,000	0	411,111	46,573	364,538
Smith Barney Convertible Fund	10,000	10,000	0	38,811	38,811	0
State Employees’ Retirement Fund of the State of Delaware	4,200	4,200	0	106,384	16,301	90,083
The St. Paul Travelers Companies, Inc.—Commercial Lines	5,000	5,000	0	109,489	19,406	90,083
UnumProvident Corporation	1,600	1,600	0	48,249	6,210	42,039
Vanguard Convertible Securities Fund, Inc.	27,500	27,500	0	692,271	106,730	585,541
Virginia Retirement System	21,190	21,190	0	82,241	82,241	0
Wachovia Securities International Ltd.	60,000	60,000	0	232,866	232,866	0
Waterstone Market Neutral MAC51, Ltd.	13,870	13,870	0	53,831	53,831	0
Waterstone Market Neutral Master Fund, Ltd.	136,130	136,130	0	528,334	528,334	0
Xavex Convertible Arbitrage 10 Fund	2,890	2,890	0	11,216	11,216	0
TOTAL	3,721,390	3,721,390			14,443,087	2,830,615

*	Includes common stock issuable upon conversion of Chesapeake’s 5.00% Cumulative Convertible Preferred Stock (Series 2005) at a conversion rate of 3.8811 shares of common stock per share of preferred stock.

(1)	The number of shares of Common Stock indicated to be beneficially owned after completion of the offering includes shares issuable within 60 days of the date hereof upon conversion of convertible securities.

PLAN OF DISTRIBUTION

The preferred stock and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the preferred stock and the common stock covered by this prospectus.

We will not receive any of the proceeds from the offering of preferred stock or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the preferred stock and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the preferred stock or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the preferred stock and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the preferred stock or common stock offering by them hereby will be the purchase price of such preferred stock or common stock less discounts and commissions, if any.

The preferred stock and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the preferred stock or our common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the preferred stock or our common stock in the course of hedging the positions they assume. The selling securityholder may also sell preferred stock or our common stock short and deliver preferred stock or our common stock to close out short positions, or loan or pledge preferred stock or our common stock to broker-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the preferred stock or our common stock issued upon conversion of the preferred stock owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the preferred stock or our common stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate preferred stock or shares of our common stock issuable upon conversion of the preferred stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any preferred stock or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

At the time a particular offering of preferred stock or shares of our common stock issuable upon conversion of the preferred stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of preferred stock or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

Our outstanding common stock is listed for trading on the New York Stock Exchange.

4,600,000 shares of the preferred stock were issued and sold on April 19, 2005 and April 25, 2005 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). We have agreed to indemnify the Initial Purchasers and each selling securityholder, and each selling securityholder has agreed to indemnify us, the Initial Purchasers and each other selling shareholder against certain liabilities arising under the Securities Act.

Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the preferred stock or our common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the preferred stock and our common stock by them and any discounts, commissioners or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the preferred stock and our common stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the preferred stock and our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the preferred stock and our common stock and the ability of any person or entity to engage in market-making activities with respect to the preferred stock and our common stock.

We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) the sale pursuant to the shelf registration statement of all the preferred stock and the shares of common stock issuable upon conversion of the preferred stock thereunder, (b) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions, and (c) the date all preferred stock and common stock issuable upon conversion of the preferred stock cease to be outstanding.

LEGAL MATTERS

The validity of the issuance of the preferred stock and the validity of the common stock issuable upon conversion of the preferred stock have been passed upon for us by Commercial Law Group, P.C.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the oil and gas reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2004, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Lee Keeling and Associates, Inc., Ryder Scott Company, L.P., LaRoche Petroleum Consultants, Ltd., H.J. Gruy and Associates, Inc. and Miller and Lents, Ltd., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.chkenergy.com. Information contained on our website is not part of this prospectus.

In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005; and

•	our current reports on Form 8-K filed on January 3, 2005, January 20, 2005, January 31, 2005, February 2, 2005, February 22, 2005, March 15, 2005, March 24, 2005, April 13, 2005 (four reports of the same date, one such report as amended on April 25, 2005), April 14, 2005 (two reports of the same date), April 19, 2005, April 25, 2005 (two reports of the same date), May 2, 2005, May 23, 2005 (two reports of the same date) June 7, 2005, June 10, 2005, June 13, 2005, June 16, 2005, June 21, 2005 (two reports of the same date) and June 23, 2005 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 848-8000.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding oil and gas reserve estimates, planned capital expenditures, the drilling of oil and gas wells and future acquisitions, the impact of recently completed acquisitions, expected oil and gas production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations and expected future expenses and use of net operating loss carryforwards. Statements concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” and include:

•	the volatility of oil and gas prices;

•	our level of indebtedness;

•	the strength and financial resources of our competitors;

•	the availability of capital on an economic basis to fund reserve replacement costs;

•	uncertainties inherent in estimating quantities of oil and gas reserves, projecting future rates of production and the timing of development expenditures;

•	our ability to replace reserves and sustain production;

•	uncertainties in evaluating oil and gas reserves of acquired properties and associated potential liabilities;

•	unsuccessful exploration and development drilling;

•	declines in the values of our oil and gas properties resulting in ceiling test write-downs;

•	lower prices realized on oil and gas sales and collateral required to secure hedging liabilities resulting from our commodity price risk management activities; and

•	drilling and operating risks.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.